Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Commission File No.: 333-261055

Tempo Automation Secures Up To $100M in Committed Equity Financing

SAN FRANCISCO, March 17, 2022 — Tempo Automation (“Tempo”), a leading software-accelerated electronics manufacturer, and ACE Convergence Acquisition Corp. (“ACE”), a special purpose acquisition company focusing on industrial and enterprise IT, have entered into a committed equity facility with an affiliate of Cantor Fitzgerald (such affiliate, “Cantor”). Under the terms of the facility, after the proposed business combination between ACE and Tempo has closed, Cantor has committed to purchase up to an aggregate of $100 million of post-merger Tempo’s common stock from time to time at the request of post-merger Tempo. This facility will provide Tempo with the ability to raise additional capital opportunistically in the future.

As previously announced, on October 13, 2021, Tempo and ACE entered into an agreement and plan of merger (the “Merger Agreement”) relating to a proposed business combination. Upon the closing of the proposed business combination, which is subject to the satisfaction or waiver of the conditions stated in the Merger Agreement, the combined entity is expected to be renamed “Tempo Automation Holdings, Inc.” and shares of its common stock are expected to trade on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “TMPO”. The closing of the proposed business combination is a condition to post-merger Tempo’s right to deliver purchase notices to Cantor.

Additional Information and Where to Find It

Additional information about the proposed transaction (the “Tempo Transaction”) between Tempo Automation, Inc. (collectively with its subsidiaries and pro forma for its acquisition of Compass AC Holdings, Inc. and Whizz Systems, Inc., “Tempo”) and ACE, including a copy of the merger agreement and investor presentation, was provided in a Current Report on Form 8-K filed by ACE with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2021, and is available at www.sec.gov. In connection with the Tempo Transaction, ACE has filed a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of ACE’s ordinary shares in connection with ACE’s solicitation of proxies for the vote by ACE’s shareholders with respect to the Tempo Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Tempo stockholders in connection with the Tempo Transaction. After the Registration Statement has been declared effective, ACE will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ACE’s shareholders in connection with the Tempo Transaction. ACE will also file other documents regarding the Tempo Transaction with the SEC. Before making any voting decision, investors and security holders of ACE and Tempo are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Tempo Transaction as they become available because they will contain important information about the Tempo Transaction.

Investors and security holders can obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ACE through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACE may be obtained free of charge from ACE’s website at acev.io or by written request to ACE at ACE Convergence Acquisition Corp., 1013 Centre Road, Suite 403S, Wilmington, DE 19805.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to ACE with respect to any of the foregoing, and this communication shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Tempo Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

ACE and Tempo, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of ACE’s shareholders in respect of the Tempo Transaction. Information about the directors and executive officers of ACE is set forth in ACE’s Form 10-K for the period ended December 31, 2020, as amended. Additional information regarding the identity of all potential participants in the solicitation of proxies to ACE’s shareholders in connection with the proposed Tempo Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is set forth in ACE’s proxy statement. Investors may obtain such information by reading such proxy statement.

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Contact:

BOCA Communications for Tempo Automation

tempoautomation@bocacommunications.com